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L&W LETTERHEAD

September 8, 2006

VIA EDGAR AND HAND DELIVERY

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Neff Rental LLC Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-130841)

Dear Ms. Long:

        On behalf of our clients, Neff Rental LLC, Neff Finance Corp., Neff Rental, Inc. and Valley Rents and Ready Mix, Inc. (the "Registrants"), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated August 16, 2006, with respect to the Registrants' above-referenced Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission on August 2, 2006 ("Amendment No. 3"). Simultaneously with this letter, the Registrants have filed via EDGAR Amendment No. 4 to the Registration Statement ("Amendment No. 4" and together with Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Registration Statement"), revised to reflect changes prompted by your comments. Amendment No. 4 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 4, three of which have been marked to show changes from Amendment No. 3.

        The Staff's comments are set forth below in bold, followed by the Registrant's responses to each comment.

Summary Historical Consolidated Financial Data, page 18

1.
We have reviewed your response to comment one. Question 10 of our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures requires discussion of the materiality of the credit agreement, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. You disclose the potential magnitude of a change in your interest rate assuming current debt levels remain constant. However, you do not disclose the Adjusted EBITDA required to maintain your current interest rate assuming current debt levels. In the response to comment four in your letter dated July 6, 2006, you stated that Adjusted EBITDA is an important metric in determining the cost of borrowings under the ABL credit facility. It is unclear how Adjusted EBITDA is useful to a reader in understanding your cost of borrowing without disclosure of the limits at which changes in the interest rate are triggered and resulting interest rates. Please revise your presentation on page 21 to:

  •
  Disclose the calculation of your leverage ratio as of each balance sheet date presented in a tabular format.

  •
  Disclose the leverage ratio ranges and corresponding interest rates under the ABL credit facility.

  •
  Disclose the ratio of Adjusted EBITDA to interest expense for each period presented. If interest expense for purposes of your covenant differs from GAAP interest expense, please show its calculation in a tabular format.

    •
    Disclose the extent of the restriction on your ability to incur additional indebtedness should your ratio of Adjusted EBITDA to interest expense exceed 2:1.

  Response:    Amendment No. 4 has been revised in response to the Staff's comment through the revision and addition of disclosures on pages 20-23 of the Registration Statement.

2.
It is unclear how your presentation of Adjusted EBITDA margin provides additional information to investors about the calculation of financial metrics and covenants contained in the agreements governing your indebtedness. Please note that discussion of non-GAAP financial measure for purposes other than those discussed in Question 10 of our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures is not permitted unless presentation of the measure is otherwise allowable under Item 10(e) of Regulation S-K. Please revise your disclose to clarify the appropriateness of your presentation of Adjusted EBITDA margin or remove your references to it.

  Response:    Amendment No. 4 has been revised in response to the Staff's comment through the deletion of the presentation of EBITDA margin and Adjusted EBITDA margin data on page 19 of the Registration Statement.

Note 5—Notes Payable and Debt, page F-32

3.
Please revise your disclosure in the fourth paragraph on page F-33 to clarify whether your non-compliance with the trust indenture was corrected within 60 days and therefore does not constitute a default.

  Response:    Amendment No. 4 has been revised in response to the Staff's comment through the revision of the indicated language in the fourth paragraph on page F-37 of the Registration Statement.

Exhibit 5.1

4.
We note your response to comment 4 of our letter dated July 19, 2006. Please revise to give us a more detailed legal analysis concerning the purpose of assumptions (i), (ii), (iii), (iv) and (v) in paragraph d. Alternatively, please delete these assumptions.

  Response:    The Registrants hereby provide the following detailed legal analysis concerning the purpose of the assumptions at question which, for ease of reference, are reprinted below:

    "(d) we express no opinion as to (i) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty, (ii) the waiver of rights or defenses contained in Section 4.06 of the Senior Note Indenture or Section 4.06 of the Subordinated Note Indenture; (iii) any provision requiring the payment of attorneys' fees, where such payment is contrary to law or public policy; (iv) any provision permitting, upon acceleration of the Exchange Subordinated Securities, collection of that portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon; and (v) the severability, if invalid, of provisions to the foregoing effect."

  The following is a discussion of the relevant facts and the accompanying legal analysis for each of the assumptions:

        Exception (d)(i)

  The Indentures contain a number of provisions related to economic remedies that courts may construe to be a penalty that is not enforceable. These provisions include, without limitation:

    •
    the Senior Note Indenture contains provisions for additional interest (also sometimes referred to as "liquidated damages") to accrue and become payable if the Registrants do not meet certain obligations under the registration rights agreement for the Outstanding Senior Securities (this special interest is currently accruing due to the fact that the Registration Statement has not yet been declared effective);

    •
    the Subordinated Note Indenture contains provisions for the payment of default interest in an amount of 1% on amounts due and unpaid with respect to the Exchange Subordinated Securities;

    •
    both the Senior Note Indenture and the Subordinated Note Indenture contain redemption provisions allowing the repurchase of the Exchange Senior Securities and the Exchange Subordinated Securities prior to maturity at prices reflecting a premium over par or pursuant to a "make-whole" formula of par plus an applicable premium; and

    •
    both the Senior Note Indenture and the Subordinated Note Indenture contain provisions requiring an offer to purchase the Exchange Senior Securities and the Exchange Subordinated Securities at a price of 101% (representing a 1% premium above par) of the principal amount in the event of a change of control.

  There is substantial case law addressing liquidated damages, default interest, prepayment penalties, premiums and similar economic remedies in light of whether or not they constitute a penalty that should be enforced. With respect to liquidated damages, American Law Institute, Restatement of the Law (Second) of Contracts (1981) ("Restatement 2nd of Contracts") § 356 (Liquidated Damages and Penalties) states that "damages for breach by either party may be liquidated in the agreement but only at an amount that is reasonable in the light of the anticipated or actual loss caused by the breach and the difficulties of proof of loss. A term fixing unreasonably large liquidated damages is unenforceable on grounds of public policy as a penalty." Under New York law, a contractually agreed upon sum for liquidated damages will be sustained where (1) actual damages may be difficult to determine and (2) the sum stipulated is not "plainly disproportionate" to the possible loss. See In re United Merchants and Manufacturers, Inc., 674 F.2d 134 (2d Cir. 1982). Additional cases applying this standard include United Air Lines Inc. v. Austin Travel Corp., 867 F.2d 737 (2d Cir. 1989) (liquidated damages generally will be upheld, unless liquidated amount is a penalty because it is plainly or grossly disproportionate to the probable loss anticipated at the time that the contract was executed); Pyramid Centres and Co. v. Kinney Shoe Corp., 244 A.D.2d 625 (N.Y. 1997) (court found that liquidated damages clause doubling the amounts due to be invalid; if there is doubt as to whether a liquidated damages clause is a penalty, the court will hold the clause an unenforceable penalty); CIT Group/Commercial Services, Inc. v. Holladay-Tyler Printing Corp., 1995 U.S. Dist. Lexis 17676 (S.D.N.Y. 1995) (liquidated damages clauses are unenforceable if they provide the non-breaching party with a choice between liquidated or actual damages, because this would provide a mechanism for providing a guaranteed minimum recovery). Similarly, there are limitations on the enforceability or availability of default interest, such as in the case where it violates usury law (see, e.g., 12. U.S.C. §85 (Rate of interest on loans, discounts and purchases); NY CLS Gen Obligation Law §5-501 (2002) (Rate of interest; usury forbidden)) or is a coercive device (see In re Vest Associates, 217 B.R. 696 (S.D.N.Y. 1998) (the test of whether the default rate compensates the creditor for any loss resulting from non-payment or if it is in fact a disguised penalty or form of coercion)) or is not available to the lenders due to failure by lenders to take action (see Chase Mortgage Co. v. Fowler, 280 A.D.2d 892 (N.Y. 2001) (notice of default must be clear and unequivocal in order to obtain default interest); Ward et al. v. First Nat. Bank of Red Hook, 532 N.Y.S.2d 426 (N.Y. 1988). Courts have also applied the liquidated damages and default interest analysis to late fees (see, e.g., Bank of Maryland v. Kule, et al., 1993 U.S. Dist. LEXIS 4609 (S.D.N.Y. 1993); In re Inegrated Resources, Inc. Real Estate Limited Partnership Securities Litigation et al., 851 F.Supp 556 (S.D.N.Y. 1994); Naito Corp. v. Quest Entertainment Ventures, L.P., 2001 U.S. Dist. LEXIS 9886 (D. Or. 2001); MetLife Capital Financial Corp. v. Washington Ave. Assocs., 313 N.J. Super. 525, 713 A.2d 527 (1998). Likewise, courts have employed similar analysis in scrutinizing make-whole and other prepayment premiums as unenforceable penalties or otherwise unavailable to lenders. See Citadel Equity Fund, Ltd. V. Aquila, Inc., 371 F.Supp.2d 510 (S.D.N.Y. 2005); In re Financial Center Ass'n of East Meadow, L.P., 140 B.R. 829 (Bankr. E.D.N.Y. 1992); In re Vanderveer Estates Holdings, Inc., 283 B.R. 122 (Bankr. E.D.N.Y. 2002); Neuro-Rehab Assocs. v. Amresco Commercial Finance, L.L.C., 2006 U.S. Dist. Lexis 40671 (D.Mass. 2006); Clean Harbors, Inc. v. John Hancock Life Ins. Co., 833 N.E.2d 611 (2005); In re Skyler Ridge, 80 B.R. 500 (Bankr. C.D. Cal. 1987).

        Exception (d)(ii)

  Section 4.06 of each of the Indentures contains a waiver of rights and defenses to the effect that the Registrants (1) will not at any time insist upon, plead or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, and (2) expressly waive all benefit or advantage of any such law. There is substantial established case law for the proposition that a waiver of rights and defenses conferred by law is contrary to public policy and not enforceable. See, for example, Corbin on Contracts (rev'd ed. 2003) ("Corbin on Contracts") §88.7 (when the law confers a right or defense, it is assumed to be in the public interest and the attempted waiver held to be unenforceable; particularly, courts have held that debtors cannot bargain away their defenses created by usury laws); Restatement 2nd of Contracts §179 ("A public policy against the enforcement of promises or other terms may be derived by the court from... legislation relevant to such a policy").

        Exception (d)(iii)

  Both Indentures contain provisions for the payment of attorneys fees in Sections 6.11 and 7.07. The contractual obligation to pay the other party's attorney's fees could be construed by a court to not be enforceable if the intent is not sufficiently clear. Under the "American Rule", it is established that attorneys' fees "are not ordinarily recoverable in the absence of a statute or enforceable contract providing therefor." Summit Valley Indus., Inc. v. United Bhd. of Carpenters & Joiners, 456 U.S. 717, 721 (1982) (quoting Fleischmann Distilling Corp. v. Maier Brewing Co., 386 U.S. 714, 717 (1967)); see also Oscar Gruss & Son. Inc. v. Hollander, 337 F.3d 186, 199 (2d Cir. 2003) (stating that, in New York, attorneys' fees are the "ordinary incidents of litigation and may not be awarded to the prevailing party unless authorized by agreement between the parties, statute, or court rule"). Contracts evidencing an intent that attorneys' fees should be included as a form of damages must "be strictly construed to avoid inferring duties that the parties did not intend to create." Hooper Assocs., Ltd. v. AGS Computers, Inc., 74 N.Y.2d 487, 491 (1989). Such an intent is counter to the accepted policy that parties are responsible for their own attorneys' fees and courts should not infer such damages were intended unless the intention to do so is unmistakably clear. See id. at 492. See, also Tokyo Tanker Co. v. Etra Shipping Corp., 142 A.D.2d 377, 536 N.Y.S.2d 75, 77-78 (1st Dep't 1989) (noting that an indemnity provision "should not be extended to include damages which are neither expressly within its terms nor of such character that it is reasonable to infer that they were intended to be covered under the contract").

        Exception (d)(iv)

  The Senior Subordinated Notes were sold to investors at a purchase price equal to 96% of the principal amount thereof. As reflected in the financial statements of the Registrants, the amount of the original issue discount (the difference between the principal amount of the Senior Subordinated Notes and the price paid by investors) is amortized and recognized as additional interest over the life of the Senior Subordinated Notes. However, the Subordinated Note Indenture provides that holders of the Senior Subordinated Notes are entitled to the full principal amount thereof in the event of an acceleration. If the Notes are accelerated prior to the full amortization of the original issue discount, a court may not permit a claim by a holder of Senior Subordinated Notes to collect the unamortized original issue discount. Cases holding that original issue discount constitutes unmatured interest include In re Chateaugay Corp., 109 B.R. 51 (Bankr. S.D.N.Y. 1990, aff'd 130 B.R. 403 (1991), aff'd in part and rev'd in part, 961 F.2d 378 (2d. Cir. 1992); In re Public Service Co. of New Hampshire, 114 B.R. 800 (Bankr. DNH 1990); In re Allegheny Int'l, Inc., 100 B.R. 247 (Bankr. W.D. Pa. 1989); Bostwick-Westbury Corp. v. Commercial Trading Co., 404 N.Y.S.2d 968 (1978); Berman v. Schwartz, 298 N.Y.S.2d 185 (1968); and Jamaica Sav. Bank v. Halimi, 351 N.Y.S.2d 902 (1974). The existence of the original issue discount in this transaction has no effect on the tax consequences to the holders of the Senior Subordinated Notes as a result of this registration and, accordingly, an opinion as to tax matters is not required to be filed as an exhibit to the registration statement in response to Item 601(b)(8) of Regulation S-K.

        Exception (d)(v)

  Section 12.11 of each of the Indentures provides that any other provision that is determined to not be enforceable shall be severable. Under New York law, the severability of a contract is essentially a question of fact and construction of the contract. Unisys Corp. v. Combined Technologies Corp., PLC, 1988 U.S. Dist. LEXIS 7205 (D.N.Y. 1988) (under New York law, no precise test exists to determine whether a contract is severable or entire; in making this determination, the primary factor to be considered is the intent of the parties as determined by a fair construction of the terms and provisions of the contract itself, by the subject matter to which it has reference, and by the circumstances existing at the time of contracting); see also Spanierman Gallery Profit Sharing Plan v. Merritt, 2004 U.S. Dist. LEXIS 15609 (D.N.Y., 2004); Mun. Capital Appreciation Ptnrs. I, L.P. v. Page, 181 F. Supp. 2d 379, 2002 U.S. Dist. LEXIS 783 (D.N.Y. 2002). Moreover, as additional guiding principles, Restatement 2nd of Contracts § 183 states that, in order for a contract to be severable, four conditions must be met:

    •
    it must be possible to apportion the parties' performances into corresponding pairs of part performances;

    •
    the corresponding pairs of part performances must be properly regarded as agreed equivalents, meaning that the parts of the pair must be of roughly equivalent value to the injured party in terms of his expectation with respect to the total agreed exchange;

    •
    one of the pairs of performances must not be offensive to public policy and if the entire agreement is part of an integrated scheme to contravene public policy, none of it will be enforced; and

    •
    the party seeking enforcement must not have engaged in serious misconduct, as a court will not employ the mitigating effects of severability in favor of a party whose misconduct is so serious that a refusal to enforce the entire agreement is a proper sanction to discourage such conduct.

  Restatement 2nd of Contracts §184 continues to state that "If less than all of an agreement is unenforceable [on grounds of public policy], a court may nevertheless enforce the rest of the agreement in favor of a party who did not engage in serious misconduct if the performance as to which the agreement is unenforceable is not an essential part of the agreed exchange." In other words, the remaining parts of the contract may be enforced if (1) the person seeking enforcement is not the one that induced the violation of public policy and (2) the unenforceable provision is not essential to the contract as a whole.

  For the reasons set forth above, the Registrants' special counsel believes it is appropriate and customary to take an exception to the enforceability opinions expressed in their opinion letter for the features contained in the Indentures itemized above. In addition, the Registrants' special counsel respectfully notes that there are a number of other assumptions, exceptions and other matters that are understood by customary practice in rendering legal opinions. See, e.g., TriBar Opinion Committee 1998 Report on Third-Party "Closing" Opinions (the "1998 TriBar Report"), at §§ 1.4(a), 2.3(a) and 3.5; Glazer, Fitzgibbon & Weise, Legal Opinions, 2d Ed (2001, Cumm.Supp. 2006) ("Glazer Legal Opinions"), at §§ 9.8.4, 9.13.1, 9.13.7, 9.13.9 and 9.13.14.

5.
We note your response to comment 6 of our July 19, 2006 letter. However, it does not appear that you have made the deletions as indicated in your response letter. Please revise and advise.

  Response:    The Registrants note that the deletion was not made as indicated in our response to your previous comment, and the previous response was in error. The original comment 6 of your letter dated July 19, 2006 read as follows:

    "6. Please tell us the purpose of the assumptions (b)(i) and (b)(ii) in the second full paragraph on page 4. These assumptions appear overly broad. We may have further comment based on your response."

        The assumptions referred to read as follows:

    "With your consent, we have assumed... (b) that the status of the Senior Note Indenture, the Exchange Senior Securities, the Subordinated Note Indenture and the Exchange Subordinated Securities as legally valid and binding obligations of the respective parties thereto is not affected by any (i) breaches of, or defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders...."

  The Registrants supplement their previous answer to this comment with the following revised response. Assumption (b)(i) deals with the fact that a contract is often unenforceable if it causes a breach of another contract. See, e.g., Restatement 2nd of Contracts § 194; Corbin on Contracts § 85.16 (if A induces B to breach a contract with C, the bargain between A and B is against public policy and unenforceable, and A is may be guilty of a tort against C—one of the reasons why creditors will not fund a loan if it results in the breach of other existing indebtedness). Assumption (b)(ii) addresses the fact that a contract will be held to be unenforceable if it violates a law, whether directly (e.g., price fixing), by failure to obtain an authorization or make a filing (e.g., no required "blue sky" clearance), or because of a party's regulatory status (e.g., an unregistered, non-exempt investment company; or a company that has failed to qualify and pay taxes in certain circumstances or jurisdictions) See, e.g., Restatement 2nd of Contracts §178 et seq.; Corbin on Contracts §88.1 et seq. While these assumptions are deemed implicit by customary practice (see 1998 Tribar Report at §§ 2.3(a) and 3.5; Glazer Legal Opinions at §§ 9.13.6, 9.13.1, 9.13.9, and 9.13.14), for the avoidance of doubt, the Registrants' special counsel takes them expressly.

*    *    *

        We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1231 or my colleague, Paul Kukish, at (212) 906-1725.

Sincerely,
/s/ Dennis Lamont
Dennis Lamont of Latham & Watkins LLP

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